                                                               Exhibit (a)(1)(h)

WEDNESDAY JULY 26, 8:55 PM EASTERN TIME

COMPANY PRESS RELEASE

SOURCE: Brookdale Living Communities, Inc.

BROOKDALE LIVING COMMUNITIES, INC.
SIGNS DEFINITIVE MERGER AGREEMENT WITH FORTRESS
BROOKDALE ACQUISITION LLC

STOCKHOLDERS TO RECEIVE $15.25 PER SHARE IN CASH

CHICAGO, July 26/PRNewswire/ -- Brookdale Living Communities, Inc. ("Brookdale") (Nasdaq: BLCI - news), a leading provider of senior and assisted living services to the elderly, and Fortress Brookdale Acquisition LLC ("Purchaser"), a joint venture owned by an affiliate of Fortress Investment Fund LLC ("Fortress") and an affiliate of Capital Z Partners ("Health Partners"), today announced that they have signed a definitive merger agreement providing for the acquisition of all of Brookdale's outstanding shares of common stock not already owned by Purchaser for $15.25 per share in cash. As previously announced, in May 2000, Purchaser purchased approximately 39.9% of Brookdale's outstanding common stock from a principal stockholder of Brookdale for $15.00 per share. Health Partners has also agreed to contribute to the Purchaser its $100,000,000 52% Convertible Subordinated Note due 2009 issued by Brookdale which is convertible into approximately 5.5 million shares of Brookdale's common stock.

The all-cash transaction, which is structured as a $15.25 per share cash tender offer followed by a second-step merger of Brookdale with a subsidiary of Purchaser, is valued at approximately $91 million excluding shares already owned by Purchaser. The tender offer is expected to commence on August 1, 2000 and conclude on September 5, 2000. Brookdale has approximately 9.9 million shares of common stock outstanding, including approximately 4.0 million shares owned by Purchaser. Brookdale's Board of Directors, acting upon the unanimous recommendation of a committee of independent directors composed entirely of non-management directors (the "Independent Committee"), recommends that the stockholders of Brookdale (other than Purchaser and its affiliates) tender their shares pursuant to the tender offer. The Independent Committee and the Brookdale Board received an opinion from Merrill Lynch & Co., the Independent Committee's financial advisor, to the effect that the $15.25 per share price in the tender offer and the merger is fair to the stockholders of Brookdale (other than Purchaser and its affiliates) from a financial point of view.

"This merger announcement is exciting for several reasons," said Mark J. Schulte, Chairman, President and Chief Executive Officer of Brookdale. "We believe that this transaction maximizes existing stockholder value by giving stockholders a 40% premium to where our stock was trading prior to the announcement of Purchaser's initial purchase in April 2000. This transaction also secures the sponsorship of two major private equity funds to continue Brookdale's growth which is particularly important given the current weakness in the public markets with respect to assisted living and health care companies."

"We are very pleased to be making this investment in Brookdale," said Wesley R. Edens, Chairman and Chief Executive Officer of Fortress. "We firmly believe Brookdale's strong management team under Mark's continuing leadership, solid operations, urban focus and high quality real estate positions Brookdale to be a consolidator and major player in the near and long term."

Day-to-day operations of Brookdale will not change following the acquisition despite the change in ownership. The Company's current leadership team will remain intact with Mark Schulte continuing in his role as Chairman, President and Chief Executive Officer of Brookdale.

The tender offer and merger will be subject to certain customary conditions; however, the tender offer is not subject to a financing condition or a condition that any minimum number of shares be tendered. In addition, the waiting period under the Hart-Scott-Rodino Act was satisfied in connection with Purchaser's initial purchase of Brookdale stock in May 2000.

Purchaser will be paid an expense reimbursement payment of $750,000 in the event that the Independent Committee receives a higher offer from a third party and accepts that offer pursuant to the exercise of its fiduciary duties. Other than the expense reimbursement payment, no other "break-up" or "commitment" fee would be payable in such event.

Fortress is a real estate opportunity fund located in New York with over $870 million of private equity capital. Fortress focuses on real estate-related investments worldwide.

Based in New York, Capital Z Financial Services Fund II, L.P. (the general partner of Health Partners) is a $1.85 billion global private equity fund that focuses exclusively on





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investments in the insurance, financial services and health care services industries. The fund, which was formed in August 1998, is managed by Capital Z Partners, a global alternative asset management firm headquartered in New York City with offices or affiliates in London and Hong Kong. Capital Z Partners also manages Capital Z Investments, L.P., a $1.5 billion fund which focuses exclusively on investments in private equity funds, hedge funds and other alternative investment vehicles. Since 1990, Capital Z Partners and its predecessor funds have invested in excess of $1.5 billion in over 50 transactions with an aggregate market value in excess of $12 billion.

In addition, Brookdale today announced it had signed a definitive agreement to purchase four of the facilities that Brookdale currently leases and operates from the lessor, an affiliate of Senior Housing Properties Trust, for $123 million. The facilities to be purchased consist of The Hallmark, located in Chicago, Illinois, The Springs of East Mesa, located in Mesa, Arizona, The Gables at Brighton, located in Brighton, New York, and Park Place, located in Spokane, Washington, and in the aggregate contain 837 units. In accordance with the purchase agreement, Brookdale is required to make a $12.3 million earnest money escrow deposit, creditable against the purchase price, and the purchase must be completed by October 31, 2000.

The tender offer for the outstanding shares of common stock of Brookdale described in this announcement has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through purchaser's offer to purchase and the related letter of transmittal. We urge investors and security holders to read the following documents when they become available, regarding the tender offer and the merger (described above), because they will contain important information:

     -- Purchaser's tender offer statement on schedule to including the offer to purchase, letter of transmittal and notice of guaranteed delivery
     -- Brookdale's solicitation/recommendation statement on schedule 14-D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from the information agent for the offer, to be announced.

Brookdale Living Communities, Inc. is a leading national provider of senior and assisted living services to the elderly, with 24 facilities in 14 states containing an aggregate of approximately 5,328 units in urban and suburban communities. Additional information is available on Brookdale's web site at www.brookdaleliving.com.

The news release contains certain forward-looking statements. When used in this news release, the words "believes," "expects," "anticipates," "estimates" and similar words or


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expressions are generally intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties, such as the risks detailed in Brookdale's filings with the Securities and Exchange Commission.

For more information contact: Mark J. Schulte, Chairman, President and Chief Executive Officer of Brookdale Living Communities, 312-977-3700; or Lilly H. Donohue Vice President of Fortress Investment Fund LLC of Fortress Brookdale Acquisition LLC, 212-798-6118; or Kenneth G. Trantowski, Executive Vice President & General Manager of Edelman Public Relations, 312-240-2625, for Brookdale Living Communities.